Mail Stop 4561

January 26, 2007

Mr. Michael M. Schurer
Chief Financial Officer and Treasurer
Lightstone Value Plus Real Estate Investment Trust, Inc.
326 Third Street
Lakewood, NJ   08701

> **Re: Lightstone Value Plus Real Estate Investment Trust, Inc.**
> **Form 10-K /A for the year ended December 31, 2005**
> **Filed May 16, 2006**
> **Form 10-Q for the quarter ended September 30, 2006**
> **File No. 333-117367**

Dear Mr. Schurer:

We have completed our review of your Form 10-K/A and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief